List of Schedules to the Asset Purchase Agreement between Astec Underground and Charles Machine Works

Schedule 2.05(b)

Illustration of how Purchase Price will be Determined

Schedule 2.0~~4~~5(b) - Illustrative Purchase Price as of September 30, 2012

	Assets / Liabilities to Included in Sale		
	Trencor	Tier II	Total
Inventory			
Finished Goods	1,353,282	1,067,050	2,420,332
Rentals	895,940	210,125	1,106,064
Used - Net of Reserves	-	-	-
Raw Materials	4,400,881	-	4,400,881
WIP	2,213,505	-	2,213,505
Inventory Reserve	(2,112,111)	(207,525)	(2,319,636)
Net Inventory	6,751,497	1,069,649	7,821,147
Total Assets	6,751,497	1,069,649	7,821,147
Assumed Liabilities			
Accrued Warranty	(184,811)	-	(184,811)
Customer Deposits	(350,000)	-	(350,000)
Total Liabilities Assumed	(534,811)	-	(534,811)
Net Assets	6,216,686	1,069,649	7,286,336
Tier II 50% Write-Down			(534,825)
Mark Up			1,500,000
Total Selling Price			8,251,511

Schedule 4.05

Revenues, Cost of Goods Sold and Gross Profit, by Product by Month, for 2010 and 2011; 9/30/12 Balance Sheet

Schedule 4.~~04~~ 06 - Certain Financial Information
Gross Margin Report by Model by Month

2010

Month	Model #	Description	Sales	COGS	Gross Profit
January		Trencor Parts	142,646	91,443	51,203
February		Trencor Parts	177,770	121,397	56,373
February	T1360-273	Trencher & Boom	843,790	573,243	270,547
March		Trencor Parts	234,534	160,713	73,821
April		Trencor Parts	578,967	330,580	248,387
April	T1360W-290	Wheel Machine	936,060	750,492	185,568
May		Trencor Parts	113,668	83,138	30,530
May	T1360C-276	Trencher & Boom	894,345	598,540	295,805
June		Trencor Parts	481,005	412,610	68,395
June	865DD	Used discontinued unit	246,609	49,973	196,636
July		Trencor Parts	115,083	58,089	56,995
August		Trencor Parts	131,512	66,387	65,125
August	T765-125	Trencher & Boom	616,149	405,269	210,880
September		Trencor Parts	93,326	63,566	29,761
October		Trencor Parts	100,608	53,338	47,270
October	T1460-167	Trencher & Boom Rental	50,000	35,000	15,000
November		Trencor Parts	78,050	41,896	36,154
November	T1460-168	Trencher	1,164,282	759,827	404,454
December		Trencor Parts	508,576	290,459	218,117
December	T1460-168	Boom only	107,658	168,437	(60,779)
December	T1660M-161	Boom & Trencher	1,928,300	1,436,062	492,238
December	T1360C-277	Trencher only	656,594	556,405	100,189
	Estimated Outbound Frieght Billed		313,000	313,000	-
	Estimated Service Allocation			170,000	(170,000)
	Estimated Scrap Income Allocation			(29,000)	29,000
	Total 2010		10,512,531	7,560,864	2,951,668

2011

Month	Model #	Description	Sales	COGS	Gross Profit
January	T1360C-277	Boom only	236,406	124,900	111,506
January		Trencor Parts	150,864	101,229	49,635
February	T1360W-291	Wheel	1,124,715	835,364	289,351
February	T1060-170	Trencher & boom	700,178	495,090	205,088
February		Trencor Parts	128,563	84,930	43,633
March		Trencor Parts	102,441	62,156	40,285
April		Trencor Parts	149,199	80,429	68,770
May		Trencor Parts	110,336	71,089	39,247
June		Trencor Parts	184,418	115,079	69,339
July	T1460-167	Trencher & Boom	1,309,742	730,995	578,747
July		Trencor Parts	361,453	340,073	21,381
August	T1660-169	Trencher & Boom	1,696,691	1,208,737	487,954
August		Trencor Parts	194,422	135,849	58,573
September		Trencor Parts	235,089	140,010	95,079
October		Trencor Parts	124,082	62,480	61,603
November	T1660-167	Trencher & Boom	1,570,853	1,237,713	333,140
November		Trencor Parts	573,113	517,592	55,521
November	T99-860C-103	Used Discontinued Unit - renta	140,000	73,514	66,486
December		Trencor Parts	192,206	115,704	76,503
	Estimated Outbound Frieght Billed		237,000	237,000	-
	Estimated Service Allocation			120,000	(120,000)
	Estimated Scrap Income Allocation			(28,000)	28,000
	Total 2011		9,521,772	6,861,933	2,659,839

Schedule 4.5 - Unaudited Balance Sheet of Astec Underground - 09/30/2012

Cash	3,636
Accounts Receivable - Net	8,002,233
Notes and Other Receivables	5,222
Inventory - Net	14,404,336
Prepaid Expenses & Other Current Assets	212,889
Intercompany Receivables	770,659
Current Assets	23,398,975
Property, Plant and Equipment	28,779,500
Accumulated Depreciation	17,348,590
Capital Expenditures	300,858
Dispositions and Retirements - Assets	886,725
Dispositions and Retirements- A/D	(568,587)
Net Property, Plant & Equipment	11,413,630
Other Assets	213,633
Total Assets	35,026,238

Accounts Payable	2,177,654
Accrued & Other	2,946,797
Advances from Corporate	113,907,789
Accrued Warranty	788,868
Income Taxes Payable	(3,193,705)
Intercompany Payables	18,727
Current Liabilities	116,646,130
Deferred & Other Liabilities	28,953
Total Liabilities	116,675,083
Common Stock	37,500
Additional Paid-in Capital	6,323,433
Prior Retained Earnings	(86,555,375)
Current Retained Earnings	(1,454,403)
Total Stockholder's Equity	(81,648,845)
Total Liabilities & Shareholder's Equity	35,026,238

Schedule 4.16

Insurance Policies

INSURANCE COVERAGES
FOR
ASTEC INDUSTRIES, INC., ET AL.

EFFECTIVE DATES: 10/01/12-10/01/13

AUTOMOBILE	Carrier:	Liberty Mutual
	Policy No.:	AS1-651-004292-032(Other States) AC1-651-004292-082 (Canada)
	Limits:	$2,000,000 Bodily Injury/Property Damage Each Occurrence
	Vehicles Covered:	Any Auto for Liability Rented/Leased & Owned Autos for Physical Damage
GENERAL LIABILITY	Carrier:	Lexington Insurance Co
	Policy No.:	013136639
	Limits:	$2,000,000 Each Occurrence $2,000,000 General Aggregate $2,000,000 Products Aggregate Excess of $1,000,000 SIR
WORK COMP	Carrier:	Liberty Mutual Fire Ins. Co.
	Policy No.:	WA7-65D-004292-012 (All Other States) WC7-651-004292-052 (Oregon & Wisconsin)
	Limits:	Statutory
Employer	Liability Limits:	$1,000,000 Each Accident $1,000,000 Disease – Policy Limit $1,000,000 Disease – Each Employee
	Excludes:	Coverage in Monopolistic States of: North Dakota, Ohio, Washington and Wyoming

To Request A Certificate of Insurance:

Contact Broker: Diana Butler
McGriff, Seibels & Williams, Inc.
2211 7th Avenue South
Birmingham, AL 35233

Phone: 800-476-2211
Phone: 205-581-9178
Fax: 205-581-9219
Email: dbutler@mcgriff.com

ASTEC INDUSTRIES, INC.

CLAIMS CONTACTS

Workers' Compensation
Report directly to Liberty Mutual Insurance Co.
Phone: 1-800-362-0000

Automobile
Report directly to Liberty Mutual Insurance Co.
Phone: 1-800-362-0000

General Liability
Steve Anderson (Astec Corporate Office)
Phone: (423) 899-5898
Fax: (423) 553-5965

All Other Lines
Michele Ahlers
MSW Claims Service Rep.
Phone: (205) 581-9495
Fax: (205) 581-9195

CARGO INSURANCE – CERTIFICATES OF INSURANCE

ProSight has their own certificate program for Astec (and all subs) to use. In order to utilize this feature, you must have a user ID and password. If you do not have one already, please contact Diana Butler @ 205-581-9178 or dbutler@mcgriff.com and she will get you added to the user list. Once added, you will issue your certificates thru the online program.

MSW

dh-06/H79.10

Account Contacts...

McGriff, Seibels & Williams, Inc.
P. O. Box 10265
2211 Seventh Avenue South (35233)
Birmingham, Alabama 35202-0265

Local	(205) 252-9871
WATS	(800) 476-2211
Fax	(205) 581-9219
Claims Fax	(205) 581-9195

Alan Mancuso	Senior Vice President	aman@mcgriff.com	(205) 581-9402
Mike Woods	Senior Vice President	mwoo@mcgriff.com	(205) 581-9445
Brad Pfeiffer	Marketing Account Executive	bpfeiffer@mcgriff.com	(205)581-9586
Diana Butler	Account Manager	dbutler@mcgriff.com	(205) 581-9178

FOR CLAIMS OTHER THAN AUTO, GENERAL LIABILITY, WORKERS' COMPENSATION
(WC & Auto Claims should be reported directly to Liberty Mutual @ (800)-362-0000;
GL should be reported directly to Steve Anderson @ (423)-899-5898.)

Michele Ahlers	Claims Service Representative	(205) 581-9495

FOR AUTOMOBILE & WORKERS COMP CLAIMS

Liberty Mutual Insurance Company – report directly 1-(800)362-0000

FOR LITIGATION OR MAJOR CLAIMS PROBLEMS

George Ruff	Senior Vice President	(205) 583-9513

M S W

ASTEC INDUSTRIES, INC.

SUMMARY OF COVERAGE 2012-2013

PROPERTY

Carrier:	Affiliated FM Insurance Co.
Policy No:	GL184
Effective Dates:	10/01/12 - 10/01/13
Limits:	Various - per location; $250,000,000 max -- any one occurrence
Deductible:	$100,000 (various ded's for flood and earthquake)

Terrorism Included for scheduled locations @ $100,000

PROPERTY - CANADA

Carrier:	Affiliated FM Insurance Co.
Policy No:	GL185
Effective Dates:	10/01/12 - 10/01/13
Limits:	Various - per location; $28,000,000 max -- any one occurrence
Deductible:	$100,000 (various ded's for flood and earthquake)

AUTOMOBILE

Carrier:	Liberty Mutual Insurance Co.	
Policy No:	AS1-651-004292032 (Other States) and AC1-651-004292082 (Canada)	
Effective Dates:	10/01/12 - 10/01/13	
Liability Limits:	$2,000,000 any auto	
Deductible:	$250,000	
Short Term Rented/Leased Physical Damage:	Limit: $100,000	
	Comprehensive Deductible	$1,000
	Collision Deductible	$1,000
All Other Phys Dam:	$150,000 Limit $150,000 Deductible	

UMBRELLA

Carrier:	Lexington Insurance Company
Policy No:	015374879
Effective Dates:	10/01/12 - 10/01/13
Liability Limits:	$10,000,000
SIR:	$ 0

EXCESS UMBRELLA

Carrier:	Liberty Insurance Company
Policy No:	EXCAT1691982
Effective Dates:	10/01/12 – 10/01/13
Liability Limits:	$25,000,000

EXCESS UMBRELLA

Carrier:	St Paul Surplus
Policy No:	ZUP14S8767012NF
Effective Dates:	10/01/12 – 10/01/13
Liability Limits:	$20,000,000

EXCESS UMBRELLA

Carrier:	RSUI Indemnity
Policy No:	NHA061145
Effective Dates:	10/01/12 – 10/01/13
Liability Limits:	$20,000,000

OCEAN MARINE

Carrier:	New York Marine & General Insurance
Policy No:	MC10005812 (MUST USE THIS NUMBER TO DO CERTS ONLINE)
Effective Dates:	10/1/12 – 10/1/13
Limit:	$6,500,000
Deductible:	$10,000 as respects to values equal to or less than $2,000,000
	$25,000 as respects to values in excess of $2,000,000

Annual Reporting and Annual Adjustment**
See end of book for certificate issuance information
NOTE: RATE IS .108%

COMMERCIAL CRIME

Carrier:	Travelers Casualty & Surety Company	
Policy No:	105503652	
Effective Dates:	10/01/12- 10/01/13	
Limits:	$3,000,000	Each Claim/Aggregate for Insuring Agreements A-E, G-J
	$ 100,000	Each Claim/Aggregate for Insuring Agreement K
Retention:	$ 50,000	Per Claim for Insuring Agreements A-E, H-J
	$ 10,000	Per Claim for Insuring Agreement K
	$ 0	Per Claim for Insuring Agreement G
Insuring Agreement A:	Employee Theft or Forgery	
Insuring Agreement B:	Premises	
Insuring Agreement C:	Transit	
Insuring Agreement D:	Forgery	
Insuring Agreement E:	Compture Crime & Restoration	
Insuring Agreement G:	Employee Welfare & Pension Benefit Plans	
Insuring Agreement H:	Money Orders & Counterfeit Paper Currency	
Insuring Agreement I:	Funds Transfer Fraud	
Insuring Agreement J:	Credit Card Forgery	
Insuring Agreement K:	Claims Expense	

SPECIAL CRIME

Carrier:	Federal Insurance Company
Policy No:	81584862
Effective Dates:	10/01/12 - 10/01/13
Limits:	$10,000,000

FIDUCIARY

Carrier:	Travelers Casualty & Surety Company
Policy No:	105503448
Effective Dates:	10/01/12- 10/01/13
Limits:	$10,000,000 Each Loss/Aggregate
Retention:	$ 10,000 per claim

MSW

EMPLOYMENT PRACTICES LIABILITY

Carrier:	Houston Casualty Company	
Policy No:	14MG12A11279	
Effective Dates:	10/01/12 - 10/01/13	
Limit:	$5,000,000	Each Claim/Aggregate
Retention:	$ 150,000	Each Claim

DIRECTORS & OFFICERS LIABILITY

Carrier:	Houston Casualty	
Policy No:	14MGU12A27616	
Effective Dates:	10/01/12 - 10/01/13	
Limits:	$15,000,000	Each Claim/Aggregate
Retention:	$ 0	Per Insured Person Ea Claim Under Insuring Agreement A
	$ 100,000	For Non-Securities Claims, under Insuring Agreement B1
	$ 500,000	For Security Claims, each claim under Insuring Agreements B1
	$ 500,000	Each claim under Insuring Agreement B2

EXCESS DIRECTORS & OFFICERS

Carrier:	National Union Fire	
Policy No:	012772254	
Effective Dates:	10/01/12- 10/01/13	
Limits:	$10,000,000	Each Loss/Aggregate in excess of
	$15,000,000	Each Loss/Aggregate

EXCESS DIRECTORS & OFFICERS

Carrier:	Travelers	
Policy No:	105841935	
Effective Dates:	10/01/12 - 10/01/13	
Limits:	$ 5,000,000	Each Loss/Aggregate in excess of
	$25,000,000	Each Loss/Aggregate

EXCESS DIRECTORS & OFFICERS

Carrier:	ACE	
Policy No:	DOXG23641975005	
Effective Dates:	10/01/12 - 10/01/13	
Limits:	$10,000,000	Each Loss/Aggregate in excess of
	$30,000,000	Each Loss/Aggregate

MSW

TRAVEL ACCIDENT

Carrier:	Starr Indemnity Company
Policy No:	270274
Effective Dates:	10/1/10– 10/1/13
Limits:	$2,500,000 Per Accident Maximum Aggregate

GLOBAL MEDICAL

Carrier:	Starr Indemnity Company
Policy No:	270274 (same policy as above)
Effective Dates:	10/1/10– 10/1/13
Limits:	$500,000 Per Occurrence Maximum
Deductible:	$ 100 Per Occurrence

FOREIGN LIABILITY

Carrier:	ACE America
Policy No:	PHFD38018565
Effective Dates:	10/01/12 - 10/01/13
Limits:	$1,000,000 GL/Auto/Employers Liability

AVIATION

Carrier:	Commerce & Industry Insurance	
Policy No:	GM379207904	
Effective Dates:	10/1/12-10/1/13	
Limits:	$ 30,000,000	
Aircraft Physical Damage:	$ 3,000,000	Falcon (N485AS)
	$ 975,000	Cessna 425 (N818PL)
	$ 1,210,230	Cessna 425 (N543GC)
	$ 8,000,000	Cessna Citation (N838RT)
	$ 3,650,000	Cessna Citation (N418CK)

M S W

GENERAL LIABILITY

Carrier:	Lexington Insurance Company
Policy No:	013136639
Effective Dates:	10/01/12 - 10/01/13
Liability Limits:	$2,000,000 Each Occurrence
	$2,000,000 Aggregate
SIR:	$1,000,000 Per Occurrence

Carrier:	Astec Insurance Company
Policy No:	1GL012
Effective Dates:	10/01/12 - 10/01/13
Liability Limits:	$1,000,000 Each Occurrence
	$2,500,000 Aggregate
Deductible:	$0

WORKERS' COMPENSATION - LARGE DEDUCTIBLE - ALL OTHER STATES

Carrier:	Liberty Mutual Fire Insurance Co.
Policy No:	WA7-65D-004292-012
Effective Dates:	10/01/12 - 10/01/13
Deductible:	$350,000 Per Occurrence, No Aggregate
States of Operation:	All states except state fund states

Employer's Liability:

Bodily Injury by Accident	$1,000,000	each accident
Bodily Injury by Disease	$1,000,000	policy limit
Bodily Injury by Disease	$1,000,000	each employee

WORKERS' COMPENSATION - RETRO - OREGON & WISCONSIN

Carrier:	Liberty Mutual Fire Insurance Co.
Policy No:	WC7-651-004292-052
Effective Dates:	10/01/12 - 10/01/13
Deductible:	$350,000 Per Occurrence, No Aggregate
States of Operation:	Oregon & Wisconsin

Employer's Liability:

Bodily Injury by Accident	$1,000,000	each accident
Bodily Injury by Disease	$1,000,000	policy limit
Bodily Injury by Disease	$1,000,000	each employee

NAMED INSUREDS

Astec Industries, Inc.
Roadtec, Inc.
Telsmith, Inc.
Kolberg-Pioneer, Inc.
Heatec, Inc.
Trencor, Inc. (coverage now under Astec Underground)
C.E.I. Enterprises, Inc.
Johnson Crushers International, Inc.
Pavement Technology, Inc. (GL Only)
Carlson Paving Products, Inc.
Astec Financial Services, Inc. (GL Only)
Astec Transportation, Inc. (GL Only)
Breaker Technology, Inc.
Breaker Technology, Ltd.`
American Augers, Inc.
Astec, Inc.
Astec Systems, Inc. (GL Only)
A.I. Development Group, Inc.
A.I. Enterprises, Inc.
Astec Holdings, Inc. (GL Only)
Astec Insurance Company
R.I. Properties, Inc.
T.I. Services, Inc.
Barber-Green Co., Inc. (GL Only)
Rees 261, LLC (GL Only)
Astec Mobile Screens, Inc.
Astec Underground, Inc.
Astec Underground, Inc. dba American Chain
Astec Underground, Inc. dba Trencor
Astec Investments, Inc. (GL Only)
Buckeye Underground, LLC (GL Only)
Buckeye Underground, Inc. (GL Only)
Peterson Pacific Corp.
Osborn Engineered Products SA (PTY) Ltd. (Umb Only)
Dillman Equipment, Inc.
Astec Australia PTY LTD
GEFCO, Inc.
Astec Mobile Machinery (GMBH)

M S W

Schedule 4.18

Form of Standard Warranty and Claims History

Limited Warranty

This warranty is extended by Astec Underground, Inc. ("Astec") in respect of equipment sold by Astec. Astec warrants to the initial purchaser that this Equipment will be free of defects in material and/or workmanship for a period of 365 days after delivery to the initial purchaser, or 1000 hours of operation, whichever occurs first. Once the equipment is placed into service as a retail sale, rental or lease, a properly completed Warranty Registration Certificate must be submitted to Astec to start and validate warranty coverage.

The Limited Warranty does not include (1) batteries, lamp bulbs, fuses, various types of gaskets and packing, belts, buckets, digging chain, teeth, digging plates, filter elements, oil, lubricants, conveyor belts, track chain, track drive sprockets, and other normal wearing or aging parts, (2) engines, and (3) transmissions not manufactured by Astec. Astec extends to the initial purchaser the benefits of any warranty (if any) of the manufacturers or suppliers of any of the excluded items.

Within the warranty period, Astec will repair or replace, at its option, free of charge any portion of parts of the new Equipment, which are found by Astec to be defective in material or workmanship. Replacement or repaired parts provided under the terms hereof are guaranteed in like fashion for the remainder of the warranty period. Any parts replaced under the terms of this warranty become the property of Astec and upon written request, must be returned, transportation prepaid, to Astec.

In no event shall Astec's liability exceed the purchase price of the Equipment. Astec reserves the right to fully satisfy its warranty obligation by refunding to the Buyer the full purchase price of the Equipment upon the return of the Equipment by the Buyer, transportation prepaid, to Astec.

This warranty applies only if the alleged defective Equipment has been properly maintained and operated as specified by Astec. This warranty will not apply if the alleged defect is attributable to a modification or repair made, a component part installed, or an attachment supplied, by other than Astec or its subsidiaries, or the authorized representative of any of the forgoing.

If any tests are conducted to ascertain or demonstrate defects in material or workmanship, such test shall be conducted after reasonable notice to Astec and upon conditions mutually agreed upon in advance of the test, and Astec may be represented at any test that shall be made. Astec, at its option may charge the Customer for any tests performed by Astec at the request of the Customer in respect to the merchandise sold hereunder.

The remedies in this warranty shall be exclusive and sole remedies of the Buyer. There are no other Warranties, expressed or implied, of any kind, including but without limitation, any warranty that the Equipment is of merchantable quality or that the Equipment is fit for any particular purpose. Astec will have no monetary liability whatsoever for any damage, loss costs, or expense (whether general, special, incidental, or consequential) suffered by the Buyer as a result of or connection with the Equipment. In no event shall Astec be liable for incidental or consequential damages including, but not limited to, freight charges, transportation charges, downtime, or other parts incidental to the removal and replacement of parts repaired or replaced under this warranty.

Astec reserves the right to modify, alter, and improve any product or parts without incurring any obligation to replace any product or parts previously sold with such modified, altered or improved product or parts

No person is authorized to alter or extend this warranty unless made in writing and signed by an officer of Astec.

Used products and equipment delivered by Astec or picked up by Astec are sold without conditions or warranties, express or implied, "as is, where is, unless there is a clear agreement with the Customer in writing to the contrary. The Customer agrees to inspect and all such equipment before purchase is completed and to accept same with out any warranty of merchantability or fitness for a particular purpose.

By acceptance hereof, the Customer covenants and agrees that in the event any products purchased hereunder are resold either in their original form or as a component of another system, the LIMITED WARRANTIES provision set forth above will be included in all sales documents by which the Customer resells any such products. In all such cases, the sales documents by which a purchaser from the Customer purchases and accepts delivery of the products sold here under will include from such LIMITED WARRANTIES and prior to any such sale or delivery and authorized representative of the subsequent purchaser will be made aware of the limitations on the warranty of Astec or other manufacturer of the products and that the disclaimers of Astec apply to the resale of such products. The Customer agrees to indemnify and hold harmless Astec from any such loss, claim or damage. Including attorney's fees and expenses resulting from a breach of the foregoing covenant.

Schedule 4.1~~6~~8 - Warranty Claims Experience

Description	Customer	Original Sale Amount	Original Warranty Accrual Date	01-01-2010 to 09-30-2012 expenses for repairs	Main Problem
T1360-270	Hammer Equipment	$ 900,000.00	4/30/2008	$ 81.30	*rebuild pumps, also TWO start ups,labor this was a Dealer sold machine*
T1460-165	Diethelem Ltd.	$ 1,224,300.00	3/31/2008	$ 4,152.25	*sprockets on drum and start up*
T1660-164	GPS	$ 1,705,846.00	5/30/2009	$ 3,172.24	*fan came apart and went through the radiator, Pump motor combo*
T1760-103	Elmasa	$ 2,183,842.89	7/31/2009	$ 6,676.70	exahust tubes, track wear plates, cylinder misalignment, Labor this is a Dealer sold machine
T1360C-275	Snyder	$ 877,000.00	9/30/2009	$ 8,757.00	Gauge problem, head shaft bearings, conveyor bearings
T99-1360-273	Astec Australia	$ 843,790.00	2/28/2010	$ 6,475.74	cylinders corroded, water in hydraulic tank,labor, this was a Dealer sold machine repaired at start-up
T99-1360W-290	Astec Australia	$ 936,060.00	4/30/2010	$ 130.84	General project cost no claims filed
T99-1360C-276	Nova Construction	$ 894,345.00	5/31/2010	$ 21,354.83	failsafe brake for the digging chain, winch, pump motor combo, muffler repaired at start-up
T99-765-125	Public Electrical Works	$ 616,149.00	8/31/2010	$ 1,331.61	air conditioner switch Binary Repaired at Start-up
T99-1460-168	Astec Australia	$ 1,164,282.00	11/30/2010	$ 7,365.94	hydraulic oil cooler repair at Start-up
T99-1360C-277	McLean Equipment	$ 893,000.00	12/31/2010	$ 8,258.36	murphy power view display, Track controler, toggle switch, window glass in cab, can bus failure repair at start-up
T99-1660M-161	Gulf Petrochemical	$ 1,928,300.00	12/31/2010	$ 22,455.39	headshaft seals this machine was sold with a 60 day start up to be made in several trips
T99-1060-170	Astec Australia	$ 700,177.60	1/31/2011	$ -	no claims
T99-1360W-291	Sideline Equipment	$ 1,124,715.00	2/28/2011	$ 17,664.49	oil seal repair at Start-up
T99-1460-167	Nova Construction	$ 1,309,742.00	7/31/2011	$ 11,360.31	digging chain and sprockets repair at start-up
T99-1660-169	Arabian Agencies Co. LLC	$ 1,696,691.00	8/31/2011	$ 11,716.36	no claims Start-up expense
T99-1660-167	Astec Australia	$ 1,570,853.00	11/30/2011	$ 11,673.30	top boom cylinder mis-alighment, labor for repair, this isw a dealer sold machine repaired at start-up
T99-1460-169	Go Green Services LLC	$ 1,426,000.00	5/31/2012	$ 14,243.25	winch, park brake kit, repaired at start-up
T99-1660-168	Go Green Services LLC	$ 1,760,000.00	5/31/2012	$ 14,338.90	cab clylinder, crumber cylinders, motor spool valve, exhaust flex muffler,repared at start-up
T99-1360W-292	Sideline Equipment	$ 1,150,000.00	7/31/2012	$ -	no claims
T991460-170	Go Green Services LLC	$ 1,426,000.00	8/31/2012	$ 5,725.12	fittings repair at start-up
	Total Claims Incurred in the Period			$ 176,933.93	